Exhibit 99.1

Regulatory release

Three and six month period ended June 30, 2013

Unaudited Condensed Interim Financial Report

On August 1, 2013, Royal Dutch Shell plc released the Unaudited Condensed Interim Financial Report for the three and six month period ended June 30, 2013 of Royal Dutch Shell plc and its consolidated subsidiaries (collectively, “Shell”).

Contact – Investor Relations
International:		+31 70 377 4540
North America:		+1 713 241 1042

Contact – Media
International:	Shell Media Contact	+44 (0) 207 934 5550
USA:	Shell Media Contact	+1 713 241 4544

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	4